U.S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           FORM 12b-25

NOTIFICATION OF LATE FILING                              SEC FILE NUMBER
                                                         0-28184

(Check One):                                             CUSIP NUMBER

   [] Form 10-K and Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K
          [X] Form 10-Q and Form 10-QSB   [ ] Form N-SAR


          For Period Ended:            December 31, 1997

          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR

          For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:       N/A


Part I   Registrant Information

     Full Name of Registrant:       WIRELESS DATA SOLUTIONS, INC.
                                    -----------------------------
     Address of Principal Executive Office (Street and Number)
          1016 Shores Acres Drive, Leesburg, Florida  34784
          -------------------------------------------------

Part II   Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject quarterly report on Form 10-QSB, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III   Narrative

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The registrant recently responded to comments from the Securities and Exchange Commission staff with respect to a registration statement on Form 10-SB and because of the time burdens involved in such process, the Company will be unable to complete the Form 10-QSB by February 15, 1998 without incurring unreasonable expenses.

Part IV   Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

          Michael B. McLaughlin          (352) 323-1295

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
answer is no, identify report(s).     [X] Yes          [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?     [ ] Yes          [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  WIRELESS DATA SOLUTIONS, INC.
                  -----------------------------
           (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date                         By/s/ Michael B. McLaughlin
                             ---------------------------
                             Michael B. McLaughlin, President



SLC:0017308.02